Exhibit (a)(5)(D)

For immediate release: April 12, 2011	Contacts: Frank J. Murdolo, Vice President - Investor Relations Forest Laboratories, Inc. (212) 224-6714 Frank.Murdolo@frx.com

FOREST LABORATORIES ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR

SECURITIES OF CLINICAL DATA, INC.

NEW YORK, NY, April 12, 2011 — Forest Laboratories, Inc. (NYSE: FRX) (“Forest”) today announced that its indirect wholly-owned subsidiary, Magnolia Acquisition Corp. (“Magnolia”), has accepted for purchase all of the securities validly tendered and not validly withdrawn pursuant to its tender offer for all outstanding shares of common stock of, and certain outstanding notes and warrants convertible into or exercisable for the common stock of, Clinical Data, Inc. (NASDAQ: CLDA) (“Clinical Data”). The offering period and withdrawal rights expired at 12:00 midnight, New York City time on Monday April 11, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Forest that as of the expiration of the offering period, approximately 27,868,256 shares of Clinical Data common stock; 93,556 2005 Warrants; 113,817 2006 Warrants; 757,461 2008 Warrants; 1,527,650 Series A 2009 Warrants; 1,527,650 Series B 2009 Warrants; and $50,000,000 aggregate principal amount of convertible notes, convertible into 6,110,599 shares of Clinical Data common stock, were validly tendered and not validly withdrawn prior to the expiration of the offering period. The securities validly tendered and not validly withdrawn represent approximately 82.8% of the outstanding shares of Clinical Data common stock on a fully-diluted basis.

Magnolia intends to convert the entire principal amount of convertible notes it acquires in the tender offer into 6,110,599 shares of Clinical Data common stock and, if necessary to become the owner of more than 90% of the outstanding shares of common stock, to exercise its top-up option pursuant to the terms of the previously announced merger agreement among Forest, FL Holding CV, an indirect wholly-owned subsidiary of Forest, Magnolia and Clinical Data (the “Merger Agreement”) to acquire additional shares of Clinical Data common stock from Clinical Data. Following conversion of the Clinical Data notes and, if applicable, exercise of the top-up option, Forest intends to complete the acquisition of Clinical Data through what is known as a short-form merger under Delaware law without a vote of the remaining stockholders of Clinical Data. Forest expects the merger to be completed within the next several days. Upon completion of the merger, all outstanding shares of Clinical Data common stock (other than shares held by Magnolia or Clinical Data, or shares held by Clinical Data stockholders who have and validly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the same $30.00 per share in cash plus contingent consideration of up to $6.00 per share that was offered in the tender offer and holders of any outstanding warrants to purchase shares of Clinical Data common stock will receive the amounts set forth in the Merger Agreement. Payment of any contingent consideration will be governed by the terms of a Contingent Value Rights Agreement to be entered into by Forest, FL Holding CV, an indirect wholly-owned subsidiary of Forest, and American Stock Transfer & Trust Company, LLC, as rights agent, for the benefit of tendering security holders based upon achievement of certain milestones related to Viibryd™. Information regarding the merger is being mailed to Clinical Data stockholders who did not tender their shares, warrants or notes in the tender offer and, following completion of the merger, instructions will be mailed to those stockholders outlining the steps to be taken to obtain the merger consideration.

Upon completion of the merger, Clinical Data will become a wholly-owned subsidiary of Forest and Clinical Data’s common stock will cease to be traded on the NASDAQ.

About Viibryd™

Viibryd (vilazodone) is a novel antidepressant for the treatment of major depressive disorder (MDD). The efficacy of Viibryd was established in two 8-week, multi-center, randomized, double -blind, placebo-controlled studies in adult (18-80 years of age) outpatients who met the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV-TR) criteria for MDD. The mechanism of action of Viibryd is not fully understood but is thought to be related to enhancement of serotonergic activity in the central nervous system through selective inhibition of serotonin reuptake. Viibryd is also a partial agonist of serotonergic 5-HT1a receptors; however, the net result of this action on serotonergic transmission and its role in Viibryd antidepressant effect are unknown.

Important Safety Information

WARNING: SUICIDALITY AND ANTIDEPRESSANT DRUGS

Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of Major Depressive Disorder (MDD) and other psychiatric disorders. Anyone considering the use of Viibryd or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. Viibryd is not approved for use in pediatric patients.

Contraindications

VIIBRYD must not be used concomitantly in patients taking MAOIs or in patients who have taken MAOIs within the preceding 14 days due to the risk of serious, sometimes fatal, drug interactions with serotonergic drugs. Allow at least 14 days after stopping VIIBRYD before starting an MAOI.

Warnings and Precautions

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All patients treated with antidepressants should be monitored appropriately and observed closely for clinical worsening, suicidality, and unusual changes in behavior, especially during the first few months of treatment and when changing the dose. Consider changing the therapeutic regimen, including possibly discontinuing the medication, in patients whose depression is persistently worse or includes symptoms of anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, mania, or suicidality that are severe, abrupt in onset, or were not part of the patient’s presenting symptoms. Families and caregivers of patients being treated with antidepressants should be alerted about the need to monitor patients.

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The development of potentially life-threatening serotonin syndrome or Neuroleptic Malignant Syndrome (NMS)-like reactions has been reported with antidepressants alone, but particularly with concomitant use of serotonergic drugs (including triptans) with drugs which impair metabolism of serotonin (including MAOIs), or with antipsychotics or other dopamine antagonists. Symptoms of serotonin syndrome were noted in 0.1% of patients treated with VIIBRYD. Serotonin syndrome symptoms may include mental status changes (e.g., agitation, hallucinations, coma), autonomic instability (e.g., tachycardia, labile blood pressure, hyperthermia), neuromuscular aberrations (e.g., hyperreflexia, incoordination) and/or gastrointestinal symptoms (e.g., nausea, vomiting, diarrhea). Patients should be monitored for the emergence of serotonin syndrome or NMS-like signs and symptoms while treated with VIIBRYD.

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Symptoms of mania/hypomania were noted in 0.1% of patients treated with VIIBRYD in clinical studies. As with all antidepressants, VIIBRYD should be used cautiously in patients with a history or family history of mania or hypomania.

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Prior to initiating treatment with an antidepressant, patients with depressive symptoms should be adequately screened to determine if they are at risk for bipolar disorder. VIIBRYD is not approved for use in treating bipolar depression.

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Discontinuation symptoms have been reported with discontinuation of serotonergic drugs such as VIIBRYD. Gradual dose reduction is recommended, instead of abrupt discontinuation, whenever possible. Monitor patients for these symptoms when discontinuing VIIBRYD. If intolerable symptoms occur following a dose decrease or upon discontinuation of treatment, consider resuming the previously prescribed dose and decreasing the dose at a more gradual rate.

•	Like other antidepressants, VIIBRYD should be prescribed with caution in patients with a seizure disorder.

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The use of drugs that interfere with serotonin reuptake, including VIIBRYD, may increase the risk of bleeding events. Patients should be cautioned about the risk of bleeding associated with the concomitant use of VIIBRYD and NSAIDs, aspirin, or other drugs that affect coagulation or bleeding.

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Advise patients that if they are treated with diuretics, or are otherwise volume depleted, or are elderly they may be at greater risk of developing hyponatremia while taking VIIBRYD. Although no cases of hyponatremia resulting from VIIBRYD treatment were reported in the clinical studies, hyponatremia has occurred as a result of treatment with SSRIs and SNRIs. Discontinuation of VIIBRYD in patients with symptomatic hyponatremia and appropriate medical intervention should be instituted.

Adverse Reactions

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The most commonly observed adverse reactions in MDD patients treated with VIIBRYD in placebo-controlled studies (incidence ≥ 5% and at least twice the rate of placebo) were: diarrhea (28% vs. 9%), nausea (23% vs. 5%), insomnia (6% vs. 2%), and vomiting (5% vs. 1%).

About Forest Laboratories

Forest Laboratories’ (NYSE: FRX) longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective and respiratory medicine. The Company’s pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquartered in New York, NY. To learn more, visit www.FRX.com.

A Caution Concerning Forward Looking Statements

Certain statements in this press release may be forward-looking statements. Forest cautions that these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from those set forth in the forward looking statements, including that the merger may not be timely completed, if at all; the timing and the benefits of the business combination transaction involving Forest and Clinical Data, the risk that the businesses will not be integrated successfully; uncertainties regarding the timing of launch of Viibryd and future sales of Viibryd; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent filings with the United States Securities and Exchange Commission (the “SEC”) and Clinical Data’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent filings with the SEC.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. On March 8, 2011, Forest and Magnolia filed a tender offer statement on Schedule TO with the SEC, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Clinical Data securityholders. Clinical Data has filed with the SEC and mailed to Clinical Data securityholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The materials, in each case as amended, contain important information that should be read carefully. These materials (and all other materials filed by Clinical Data with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letters of transmittal and certain other offering documents may be obtained by directing a request to Forest at www.frx.com.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, NY 10272-2042. The Dealer Manager for the tender offer is Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036. The Information Agent for the tender offer is MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc. or by calling toll-free at (800) 322-2885 or collect at (212) 929-5500. Additionally, any questions related to the tender offer may be directed to MacKenzie Partners, Inc. at the mailing address or telephone numbers provided above.

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